Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

August 23, 2018

Item 3News Release

The news release was disseminated on August 23, 2018 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item4Summary of Material Change

The Company announced that it has entered into a consulting agreement with Transcend Capital Inc. ("Transcend") to develop and implement an investor relations program for the Company.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company announced that it has entered into a consulting agreement with Transcend Capital Inc. ("Transcend") to develop and implement an investor relations program for the Company. Transcend, with offices in Vancouver, British Columbia, is a full-service investor relations firm that assists small and mid-cap public companies with market awareness campaigns and helps these companies gain valued industry exposure through an extensive network of retail and institutional clients. Mr. Etienne Moshevich is the sole owner of Transcend.

Transcend will provide comprehensive investor relations services to the Company for an initial period of 24 months for an aggregate fee of C$150,000 plus applicable taxes. Transcend and its directors, officers and employees are shareholders of the Company, collectively holding approximately 3.5% of the issued and outstanding common shares of the Company.

The investor relations consulting agreement is subject to the approval of the TSX Venture Exchange.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Item 9Date of Report

August 23, 2018

AC/715230.2